UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period: August 2005	File No: 000-51212

Jet Gold Corp.

(Name of Registrant)

200-905 West Pender Street, Vancouver, British Columbia V6C 1L6

(Address of principal executive offices)

1.

News Release dated September 1, 2005

2.

Material Change Report dated September 1, 2005

3.

News Release dated August 30, 2005

4.

Material Change Report dated August 30, 2005

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Jet Gold Resources

(Registrant)

Dated: September 9, 2005	Signed: /s/ BlaineBailey___________ Blaine Bailey Chief Executive Officer

Suite 1102 - 475 Howe Street
Vancouver, BC V6C 2B3
Telephone (604) 687-7828
Facsimile (604) 687-7848
jetgoldcorp@shaw.ca
www.jetgoldcorp.com

NEWS

FOR IMMEDIATE RELEASE

Jet Gold Retains Syndicated Capital for IR Services

September 1, 2005 – Robert L. Card, President, Jet Gold Corp. (TSX V.JAU) (the “Company”) reports that the Company has entered into an Investor Relations agreement with Syndicated Capital Corp. of Vancouver for the provision of Investor Relations and Public Relations services on a month to month basis. The agreement provides for a $5000 per month fee as well as an incentive stock option of 200,000 shares at an exercise price of ten cents per share pursuant to the Company’s stock option plan for a period of five years. In addition the Company has also granted 450,000 stock options to officers, directors and employees at an exercise price of ten cents per share.

The Company also announces the negotiation of a non-brokered Private Placement of securities composed of one million units at a unit price of ten cents, for proceeds of $100,000.00. Each unit will comprise one share and a share purchase warrant to buy an additional share for one year at 12 cents and for a second year at 15 cents from closing date of the placement. The units will have a four-month hold period in accordance with TSX Venture Exchange requirements.

All of the above agreements are subject to approval of the TSX Venture Exchange.

The Company expects that its recent participation in the drilling of a potential gas well in Goliad Country, Texas will, subject to drill rig availability, begin about September 15, 2005.

The next phase of exploration on the Set Ga Done project in Myanmar is expected to commence in mid-November after the rainy season ends later this year. The delayed drilling program is being planned for the Set Ga Done and Nga Mu Gyi areas.

On behalf of the Board,

“Robert L. Card”

Robert L. Card, President

Investor Contact: 604-687-7828

Toll free: 1-888-687-7828

Fax 604-687-7848

www.jetgoldcorp.com

Form 51-102F3

MATERIAL CHANGE REPORT

ITEM 1

NAME AND ADDRESS OF COMPANY

Jet Gold Corp.

(the "Company")

Suite 1102 - 475 Howe Street

Vancouver, BC V6C 2B3

ITEM 2

DATE OF MATERIAL CHANGE

September 1, 2005

ITEM 3

PRESS RELEASE

Issued September 1, 2005

ITEM 4

              SUMMARY OF MATERIAL CHANGE

Jet Gold Corp. entered into an investor relations agreement with Syndicated Capital.

The company has granted 650,000 stock options.

The company has negotiated a non-brokered private placement of securities comprising one million units at a unit price of 10 cents, for proceeds of $100,000.

ITEM 5

FULL DESCRIPTION OF MATERIAL CHANGE

Jet Gold Corp. Jet Gold Corp. has entered into an investor relations agreement with Syndicated Capital Corp. of Vancouver for the provision of investor relations and public relations services on a month-to-month basis. The agreement provides for a $5,000-per-month fee as well as an incentive stock option of 200,000 shares at an exercise price of 10 cents per share pursuant to the Company's stock option plan for a period of five years. In addition, the Company has also granted 450,000 stock option to officers, directors and employees at an exercise price of 10 cents per share.

The Company also announces the negotiation of an non-brokered private placement of securities comprising one million units at a unit price of 10 cents, for proceeds of $100,000. Each unit will comprise one share and a share purchase warrant to buy an additional share for one year at 12 cents and for a second year at 15 cents from closing date of the placement. The units will have a four-month hold period in accordance with TSX Venture Exchange requirements.

All of the above agreements are subject to approval of the TSX-V.

Jet Gold Corp. Material Change Report

September 1, 2005

The company expects that its recent participation in the drilling of a potential gas well in Goliad country, Texas, will, subject to drill rig availability, begin about Sept. 15, 2005. The next phase of exploration on the Set Ga Done project in Myanmar is expected to commence in mid-November after the rainy season ends later this year. The delayed drilling program is being planned for the Set Ga Done and Nga Mu Gyi areas.

ITEM 6

                  RELIANCE ON SUBSECTION 7.1(2) or (3) of NATIONAL INSTRUMENT 51-102

Not applicable

ITEM 7

OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8

EXECUTIVE OFFICER

Contact:

Robert L. Card

Telephone:

(604) 687-7828

ITEM 9

DATE OF REPORT

September 1, 2005

/s/ Robert L. Card

Robert L. Card

President

Suite 1102 - 475 Howe Street
Vancouver, BC V6C 2B3
Telephone (604) 687-7828
Facsimile (604) 687-7848
j e t g o l d c o r p @ s h a w . c a
w w w . j e t g o l d c o r p . c o m

NEWS

FOR IMMEDIATE RELEASE

ACQUIRES WORKING INTEREST IN NATURAL GAS PROJECT

August 30, 2005- Robert Card, President, Jet Gold Corp., (TSXv:JAU) (the “Company) is pleased to announce that it has elected to participate in a 2 ½% working interest in a drilling program for natural gas in a prospect known as the Stewart lease located in Goliad County, Texas.  The project is comprised of 544 acres of leases in an area of current production of natural gas.

The farmor and operator of the project, Horizon Industries Ltd. (TSXv:HRZ), is an emerging Oil & Gas exploration and development company located in Vancouver, B.C.  The operator reports that preparation of the well site is presently underway and an early start of drilling is anticipated.

On behalf of the Board,

JET GOLD CORP.

“Robert L. Card”

Robert L. Card, President

Form 51-102F3

MATERIAL CHANGE REPORT

ITEM 1

NAME AND ADDRESS OF COMPANY

Jet Gold Corp.

Suite 1102 - 475 Howe Street

Vancouver, BC V6C 2B3

ITEM 2

DATE OF MATERIAL CHANGE

August 26, 2005

ITEM 3

PRESS RELEASE

Issued August 30, 2005

ITEM 4

SUMMARY OF MATERIAL CHANGE

Jet Gold Corp. is participating in a 2½% working interest in a drilling program for natural gas.

ITEM 5

FULL DESCRIPTION OF MATERIAL CHANGE

Jet Gold Corp. has elected to participate in a 2½% working interest in a drilling program for natural gas in a prospect known as the Stewart lease located in Goliad County, Texas. The project is comprised of 544 acres of leases in an area of current production of natural gas. The farmor and operator of the project, Horizon Industries Ltd. (TSXv:HRZ), is an emerging Oil & Gas exploration and development company located in Vancouver, B.C. The operator reports that preparation of the well site is presently underway and an early start of drilling is anticipated.

ITEM 6

RELIANCE ON SUBSECTION 7.1(2) or (3) of NATIONAL INSTRUMENT 51-102

Jet Gold Corp. Material Change Report

August 30, 2005

ITEM 9

DATE OF REPORT

August 30, 2005

                                                                                                                  /s/ Robert L. Card

                                                                                          Robert L. Card

                                                                                          President